May 28, 2025

Kathy Sarpash
Secretary
BAM Finance LLC
250 Vesey Street, 15th Floor
New York, NY 10281-1023

       Re: BAM Finance LLC
           Registration Statement on Form F-3
           Filed May 20, 2025
           File No. 333-287449
Dear Kathy Sarpash:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
General

1. Please include the disclosure consistent with Rule 430B(b)(2) of Regulation C. In this regard, we note that you omit certain information in the filing, including, for example, the identities of the selling shareholders and amounts of securities to be registered on their behalf.
 May 28, 2025
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Madeleine Joy Mateo at 202-551-3465 or Eric Envall at 202-551-3234
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Daniel H.S. Masliyah, Esq.